UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the First Quarter 2013 Results of UBS AG, which appear immediately following this page.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 30, 2013

UBS

First quarter 2013 results

April 30, 2013

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for first quarter 2013 and UBS's Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

1Q13 — Key achievements

Strong first quarter 2013 results

- Profit before tax CHF 1,447 million, adjusted profit before tax CHF 1,901 million
- Net profit attributable to UBS shareholders CHF 988 million
- Net new money into our wealth management businesses totaled CHF 23.6 billion
- Basel III fully applied CET1 ratio 10.1% – achieved 2019 Swiss CET1[1] regulatory minimum 6 years early

All business divisions[2] performed well

- **Wealth Management:** PBT CHF 690 million – highest since 2Q09, NNM CHF 15.0 billion – highest since 4Q07
- **Wealth Management Americas:** Record PBT USD 262 million, very strong NNM USD 9.2 billion
- **Global Asset Management:** Strong NNM excluding money markets and stable PBT on good cost management
- **Retail & Corporate:** Resilient PBT CHF 362 million, continued strong net new business volume growth at 4.7%
- **Investment Bank:** Very strong results with PBT CHF 928 million
- **Corporate Center:** Continued progress in Non-core and Legacy Portfolio RWA and balance sheet reduction

Results underline the relentless focus of our employees and our clients' continued loyalty

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 Systemically relevant banks
2 All business division profit before tax (PBT) figures on an adjusted basis

Reduced capital needs aligned with our business mix

Equity attributed to business divisions and adjusted profit before tax contribution[1]



1Q12
Attributed equity[1]
(CHF billion)
~24
~62%
~15
~38%
pro-forma[2]
PBT contribution
CHF 2.1 billion
38 %
62 %
1Q13
Attributed equity[1]
(CHF billion)
~8
~38%
~13
~62%
PBT contribution
CHF 2.4 billion
39 %
61 %

Wealth management businesses, Retail & Corporate and Global Asset Management   Investment Bank[3]

Adjusted profit before tax WM businesses, Retail & Corporate and Global AM



(CHF billion)
1.3
1.3
1.2
1.1
1.3
1.2
1.3
1.1
1.5
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
Annual average
CHF 5.0 billion

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 Excluding Corporate Center
2 Pro-forma excluding attributed equity related to Paine Webber goodwill and intangible assets
3 1Q12 under previous structure. 1Q13 under current structure excluding non-core businesses transferred to Corporate Center

Group results

(CHF million)	1Q12	4Q12	1Q13
Total operating income	6,523	6,208	7,775
Total operating expenses	4,956	8,044	6,327
Profit before tax as reported	**1,567**	**(1,837)**	**1,447**
Own credit gain / (loss)	(1,164)	(414)	(181)
Net restructuring charges[1]	(126)	(258)	(246)
Gain on disposals	-	-	65
Net loss related to the buyback of debt	-	-	(92)
Swiss pension fund credit	730	-	-
Adjusted profit before tax	**2,127**	**(1,165)**	**1,901**
Tax (expense) / benefit	(531)	(66)	(458)
Net profit attributable to non-controlling interests / preferred note holders[2]	1	1	1
Net profit attributable to UBS shareholders	**1,035**	**(1,904)**	**988**
Diluted EPS (CHF)	0.27	(0.51)	0.26
Total book value per share (CHF)	12.92	12.26	12.57
Tangible book value per share (CHF)	10.45	10.54	10.79

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 We expect FY13 restructuring charges to be ~CHF 250 million lower than originally anticipated (~CHF 1.1 billion)
2 We expect net profit attributable to preferred note holders between CHF 150 million and CHF 200 million in 2Q13 and ~CHF 200 million for FY13

Wealth Management

Highest profit before tax[1] since 2Q09; highest NNM since 4Q07

Operating income and profit before tax


(CHF million)
1,769
923
578
1,748
398
415
1,913
664
690
1Q12
4Q12
1Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money


(CHF billion)
Quarterly average
5.9
6.6
6.7
2.4
15.0
FY11
FY12
1Q12
4Q12
1Q13

Operating income up 9%

- Higher client activity drove increased trading and transaction-based fees
- Recurring fees increased on higher invested assets
- Incremental treasury-related income of CHF 30 million previously reported in the Investment Bank

Adjusted cost / income ratio of 64%

- Adjusted expenses down 8% on seasonally lower costs in IT, communications and marketing and lower litigation charges
- Ratio within target range

CHF 15.0 billion net new money inflows

- Accelerated growth in APAC, Emerging Markets and Ultra High Net Worth
- Europe positive with strong onshore inflows offsetting continuing offshore outflows
- Several larger inflows in the quarter

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 Adjusted profit before tax

Wealth Management—by business area[1]


Europe
Asia Pacific
Switzerland
Emerging Markets
o/w UHNW
Net new money growth rate (%)
(1.1)
(0.2)
0.7
(5.5)
1.3
11.9
12.3
8.3
9.3
11.2
4.0
6.3
3.1
(1.1)
8.3
2.9
7.6
8.1
11.2
15.4
4.5
7.2
5.7
6.4
11.8
Gross margin (bps)
95
90
88
85
89
76
72
81
74
89
105
100
102
96
98
101
100
91
92
95
53
53
54
49
54
1Q12 2Q12 3Q12 4Q12 1Q13

31.3.13

	Europe	Asia Pacific	Switzerland	Emerging Markets	o/w UHNW
Invested assets (CHF billion)	357	214	155	135	391
Client advisors (FTE's)	1,633	994	772	695	849

UBS

1 Based on the Wealth Management business area structure, and excluding minor functions with 68 client advisors, and CHF 9 billion of invested assets, and CHF 0.5 billion of NNM inflows in 1Q13 which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees

Wealth Management—Operating income and gross margin

Margins were supported by higher activity early in the quarter



+13%
Invested assets (CHF billion)
772
783
816
821
870
Operating income (CHF million)
1,769
1,734
1,789
1,748
189
233
836
480
1,913
219
335
856
508
Gross margin[1] (bps)
93
89
89
85
9.2
11.4
40.8
23.5
91
10.4
15.8
40.5
24.0
1Q12
2Q12
3Q12
4Q12
1Q13
Interest
Trading
Recurring fees
Other income
Transaction-based fees
Credit loss (expense) / recovery

Invested assets:
Up almost CHF 100 billion YoY

Transaction-based and trading revenues:
Significant upturn in client activity in the first six weeks of the quarter, especially in APAC

Recurring fees:
Higher asset-based fees more than offset slight decrease in non-asset based revenues

Net interest income:
Higher treasury-related income more than outweighed reduced replication portfolio income

UBS

1 Income (annualized) / average invested assets; gross margin excludes a realized gain due to a partial repayment of fund shares of CHF 2 million in 4Q12 and CHF 2 million in 3Q12

Wealth Management Americas (USD)

Record profit before tax and continued strong NNM

Operating income and profit before tax



(USD million)
1,568
211
209
1,745
216
219
1,737
251
262
1Q12
4Q12
1Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money



(USD billion)
Quarterly average
8.7
3.5
11.2
5.5
9.3
4.6
16.7
8.8
14.0
9.2
FY11
FY12
1Q12
4Q12
1Q13
NNM excl. dividends & interest
Dividends & interest

Stable operating income

- Stronger transaction-based revenues on higher client activity offset by lower AFS gains; lower credit loss expenses
- 4Q12 included higher recurring revenues due to changes in accounting estimates

Adjusted cost / income ratio of 85%

- Adjusted expenses decreased 3%; lower litigation provisions were partially offset by higher personnel costs
- Ratio within target range

USD 9.2 billion net new money

- USD 14.0 billion NNM including dividends and interest

- **Financial advisor numbers broadly stable**, attrition rates remain low
- **Record invested assets / FA**, most productive FAs on revenue / FA basis
- **Good progress in our banking products initiatives**

Investment Bank

Strong client activity drove significant increases in revenues and profit

Operating income and profit before tax



(CHF million)
2,297
509
552
1,604
(243)
(70)
2,783
977
928
1Q12
4Q12
1Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

	1Q12	4Q12	1Q13
Adjusted cost / income ratio (%)	76	104	66
Adjusted return on attributed equity (%)	18	4	47
RWA (CHF billion)	n/a	64	69
Adjusted return on RWA, gross (%)[1]	n/a	11	16
Funded assets (CHF billion)	219	193	193

Operating income up 74%

- Higher revenues across all business units, including a large private transaction
- Very limited credit loss expense, in line with previous quarters

Adjusted cost / income ratio of 66%

- Higher revenues partially offset by higher personnel expenses
- Ratio at bottom end of target range

- 47% adjusted return on attributed equity
- CCS and ICS both generated positive economic profit
- Generated ~20% more revenue YoY utilizing ~10% less balance sheet and ~15% fewer front office headcount
- Improved synergies with wealth management businesses

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 1Q13 based on Basel III phase-in RWA; 4Q12 figure is calculated using year-end RWA of CHF 64 billion instead of the average RWA

Corporate Client Solutions

Very strong equity capital markets performance

Operating income



CHF
(CHF million)
+31%
692
763
997
146
268
200
169
(92)
170
298
195
180
(80)
203
249
503
114
(73)
1Q12
4Q12
1Q13
USD
(USD million)
+29%
762
826
1,067
161
295
221
186
(100)
184
322
212
196
(87)
220
267
535
123
(77)
1Q12
4Q12
1Q13
Advisory
Equity capital markets
Debt capital markets
Financing solutions1
Risk management2

Comparison in USD terms

Advisory (37%)

- Maintained rank and market share globally; fee pool fell 39% on seasonally low activity

Equity capital markets +152%

- Participated in 8 of the top 20 deals in 1Q13; #1 in EMEA and APAC by fees
- Ability to offer innovative solutions to clients drove results, includes a large private transaction

Debt capital markets (17%)

- Strong performance in target markets and products; #3 in European FIG (excluding self-led) and #2 APAC (excluding Japan)
- Increases in DCM investment grade more than offset by a decrease in leveraged capital markets revenues as the fee pool declined

Financing solutions +20%

- Strong performance in EMEA partially offset by lower revenues in the Americas
- Improved revenues in structured financing and special situations group partially offset by decreases in real estate finance

UBS

1 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group
2 Risk management includes corporate lending and hedging activities

Investor Client Services

Strong performance in Equities, FX, Rates and Credit

Operating income



CHF
(CHF million)
+111%
1,607
607
999
847
304
542
1,787
619
1,168
1Q12
4Q12
1Q13
USD
(USD million)
+110%
1,768
668
1,100
915
329
586
1,920
667
1,253
1Q12
4Q12
1Q13
Equities
FX, Rates and Credit

Comparison in USD terms

Equities +114%

- **UBS #1 global cash equities business[1]**
- Derivatives saw strong performance in EMEA and APAC on increased client activity; higher trading revenues, particularly in Japan
- Cash improved market share and revenues across all regions as client activity increased
- Prime services saw good performance in equity finance
- CHF 55 million gain on sale of the remaining proprietary business

FX, Rates and Credit +103%

- **UBS FX #2 globally with the largest share gains, #1 Europe, #1 Americas[2]**
- Good FX result - our leading technology platform supported client activity increases on higher volatility in G10 currencies
- Rates and credit revenues up significantly on increased client activity
- CHF 3 million debit valuation adjustment gain compared with CHF 80 million loss in 4Q12

1 Leading private survey (2012)
2 Greenwich Associates (March 2013), tied #2 globally, tied #1 Europe and tied #1 Americas

Global Asset Management

Strong NNM excluding money markets; stable PBT[1] on good cost management

Operating income and profit before tax



(CHF million)
477
169
144
491
148
163
517
190
160
1Q12
4Q12
1Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

NNM by channel – excluding money markets



Quarterly average
(CHF billion)
4.1
(2.0)
3.1
(0.8)
0.3
(2.9)
(2.4)
(1.4)
0.9
4.2
FY10
FY11
1Q12
4Q12
1Q13
WM businesses
Third party

Operating income increased 5%

- Higher performance fees at CHF 53 million
- CHF 34 million gain on Canadian domestic business sale in management fees; excluding disposal, lower net management fees on decreases in business lines other than traditional

Adjusted cost / income ratio 67%

- Adjusted expenses down on lower personnel expenses
- Ratio within target range

- **Good investment performance in alternative strategies:** over 85% of A&Q assets eligible for performance fees above high water mark
- **Over 3 and 5 years, collective funds[2] stronger vs. peers:** 73% and 76% respectively of fund assets in first or second quartile vs. 69% and 68% at end 4Q12

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation
1 Adjusted profit before tax
2 Swiss, Luxembourg, German and Irish domiciled wholesale funds versus Lipper peer rankings

Retail & Corporate

Resilient performance and continued strong net new business volume growth

Operating income and profit before tax



(CHF million)
936
671
391
933
361
362
919
347
362
1Q12
4Q12
1Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Operating income decreased slightly

- Lower interest income partially offset by lower credit loss expenses

Adjusted cost / income ratio 61%

- Adjusted expenses decreased on lower litigation provisions and other G&A costs

Annualized NNBV growth of 4.7%

- Strong net new asset inflows and loan flows from both retail and corporate clients

Net new business volume (NNBV) growth rate

(annualized)



(CHF million)
4.2%
3.3%
7.2%
4.4%
4.7%
1Q12
2Q12
3Q12
4Q12
1Q13

Net interest margin



(CHF million)
1.59%
1.61%
1.59%
1.62%
1.54%
539
547
545
556
531
1Q12
2Q12
3Q12
4Q12
1Q13
Net interest income
Net interest margin (%)

Corporate Center—Core Functions

Lower losses primarily on reduced litigation expenses

Operating income and profit before tax

(CHF million)	1Q12	4Q12	1Q13
Operating income (as reported)	(1,091)	(240)	(479)
Own credit gain / (loss)	(1,164)	(414)	(181)
Loss related to the buyback of debt	0	0	(119)
Foreign currency translation losses on the sale of the IB proprietary business	0	0	(24)
Adjusted operating income	**73**	**174**	**(155)**
Adjusted operating expenses	**104**	**1,646**	**242**
Profit before tax (as reported)	(1,196)	(1,886)	(719)
Profit before tax (adjusted)	**(32)**	**(1,472)**	**(398)**
Personnel (after allocation)	**413**	**488**	**1,092**

Adjusted operating income negative CHF 155 million

- CHF 60 million hedge ineffectiveness loss compared with CHF 37 million gain in 4Q12
- Losses from valuation adjustments and hedging activity
- 4Q12 included a CHF 112 million gain on the sale of Swiss properties

Adjusted operating expenses CHF 242 million not attributed to business divisions

- Lower litigation provisions compared with 4Q12
- CHF 22 million higher seasonal effect of vacation accruals
- CHF 50 million cost increase due to ongoing refinement of cost allocation keys, resulting from the accelerated implementation of our strategy
  - Headcount equivalent increase of ~600

Corporate Center—Core Functions / headcount and cost allocation

Headcount[1]



~2,800 reduction
(FTEs)
27,716
26,886
26,538
25,405
24,961
4Q09
4Q10
4Q11
4Q12
1Q13
Headcount attributed to business divisions or to Non-core and Legacy Portfolio
Headcount not attributed to business divisions or to Non-core and Legacy Portfolio
Operations 6,663
Human Resources 1,209
Risk control 1,299
Finance 2,453
Legal 1,732
CREAS[2] 1,035
Apprentices & trainees 1,326
Other[3] 1,687
IT 7,557

Allocation of 1Q13 costs[4] to business divisions



Adjusted operating expenses[4]
Personnel expenses CHF
G&A expenses
Depreciation and amortization
2,184
1,098
924
162
1Q13 cost allocation
Investment Bank
26%
Global Asset Management
6%
Retail & Corporate
14%
CC Non-core and Legacy Portfolio
7%
CC-Core Functions (retained cost)
12%
Wealth Management
23%
Wealth Management Americas
12%

UBS

1 Adjusted for business shifts in prior periods
2 Corporate Real Estate & Services
3 Includes Polish Service Center, Communication and Branding, Supply and Demand Management, Group COO Management, Group Internal Audit and BoD Functions
4 Adjusted for restructuring charges of CHF 269 million

Group adjusted operating expenses


Adjusted cost / income ratio
81%
76%
6,157
6,081
637
751
560
4,209
378
1,057
616
4,030
(4%)
(CHF million)
2012 quarterly average
1Q13
Average headcount (FTE 000s)
63.7
(3%)
62.2
Provisions for litigation, regulatory and similar matters
Total variable compensation
Financial advisor compensation
Salaries, other personnel costs and non-personnel costs excluding litigation and regulatory provisions

- **Provisions for litigation, regulatory and similar matters decreased**, but remained at elevated levels
- **Variable compensation increased** in line with improved performance
- **All other costs decreased** by ~CHF 700 million on an annualized basis, reflecting 3% lower headcount and seasonally lower non-personnel expenses

Corporate Center—Non-core and Legacy Portfolio

Realized / unrealized gains offset by expenses including litigation charges

Operating income and profit before tax

(CHF million)	1Q12	4Q12	1Q13
Non-core	525	31	231
of which: Debit valuation adjustments	*(37)*	*(188)*	*37*
Legacy Portfolio	163	12	274
of which: SNB StabFund option	*131*	*94*	*245*
Credit loss (expense) / recovery	22	15	(2)
Total operating income	710	57	504
Gain related to the buyback of debt	0	0	27
Adjusted operating income	**710**	**57**	**477**
Total operating expenses	412	873	749
Net restructuring releases / (charges)	(7)	(51)	(188)
Swiss pension fund credit	2	0	0
Adjusted operating expenses	**407**	**822**	**561**
Profit before tax (as reported)	298	(816)	(245)
Profit before tax (adjusted)	**303**	**(765)**	**(84)**
Personnel (front office)	**587**	**541**	**323**

Adjusted operating income CHF 477 million

- Supportive markets aided positive operating income
- **Non-core** revenues up in credit and include a debit valuation adjustment gain
- **Legacy Portfolio** revenues benefited from a strong contribution from the SNB StabFund option as well as income from residual risk positions
  - Increase in the value of the SNB StabFund option results in a higher CET1 capital deduction

Adjusted operating expenses down 32% to CHF 561 million

- Litigation provisions of CHF 346 million, lower than 4Q12
- Headcount and personnel expenses decreased

Corporate Center—Non-core[1]

CHF 45 billion decrease in balance sheet

31.3.13 (CHF billion)	RWA	Funded assets[2]	PRV[3]
Credit – Loans & distressed trading	18.9	7.3	0.1
Credit – Cash & CDS[4]		2.6	9.4
Credit – Structured credit		1.1	14.7
Rates – Sovereign & cash trading	28.6	3.7	0.0
Rates – Linear OTC[5]		22.8	199.7
Rates – Non-linear OTC		4.8	66.7
Other	3.7	10.1	0.9
Operational risk	7.8	–	–
Total	**59.0**	**52.4**	**291.4**


RWA
(CHF billion)
65
59
31.12.12
31.3.13


IFRS assets
(CHF billion)
389
344
67
52
31.12.12
31.3.13
PRVs
Funded assets

Funded assets down CHF 14.7 billion
- CHF 10.7 billion reduction in Rates

PRV decreased CHF 30.3 billion
- CHF 28.5 billion reduction in Rates OTC

RWA decreased 5.5 billion
- Reduction in Rates funded assets and PRVs had only limited impact on RWA

Refer to slide 30 for details about adjusted numbers, IFRS 10, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 1Q13 report for more information about the composition of Non-core
2 Funded assets include long cash positions, reverse repos covering short positions, lending and distressed credit, OTC hedges and associated collateral receivables
3 Positive replacement values (gross exposure excluding the impact of any counterparty netting)
4 Credit default swaps
5 Over-the-counter

Corporate Center—Legacy Portfolio[1]

Continued decrease in RWA

31.3.13 (CHF billion)	RWA	Funded assets[2]	PRV[3]
Collateralized debt obligations (CDO)	10.2	3.4	1.2
Reference-linked notes (RLN)	5.8	2.3	0.6
Muni swaps & options	2.4	(0.2)	4.8
Monolines	4.6	–	0.5
Auction rate securities (ARS)	3.4	7.2	–
Real estate assets	1.5	0.1	1.9
Loan to Black Rock fund	0.8	3.2	–
SNB StabFund option	–	–	2.4
Other	3.0	5.6	5.4
Operational risk	4.2	–	–
Total	**35.9**	**21.6**	**16.8**



RWA
(CHF billion)
38
36
31.12.12
31.3.13



IFRS assets
(CHF billion)
40
38
22
22
31.12.12
31.3.13
PRVs
Funded assets

Funded assets down CHF 0.4 billion

PRV decreased CHF 1.1 billion

- Biggest reduction in CDO and Other partly offset by increases in RLN and the value of SNB StabFund option

RWA decreased CHF 2.2 billion

- Largest decreases in muni swaps & options and real estate assets

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 1Q13 report for more information about the composition of the Legacy Portfolio
2 Funded assets include long and short cash positions, lending and distressed credit, OTC hedges and collateral
3 Positive replacement values (gross exposure excluding the impact of any counterparty netting)

Changes in Group risk-weighted assets

Decrease in Non-core RWA offset by higher usage in the Investment Bank


(CHF billion)
258
2
(3)
3
1
(2)
259
• Increases of CHF 1.3 billion on stressed expected positive exposure refinement and CHF 1.2 billion on the FINMA multiplier on Swiss residential mortgages
• Increases more than offset by CHF 3.4 billion on rating migration in advanced CVA and CHF 1.9 billion on ETD model refinement
31.12.12
Switch to bottom-up from pro-forma
Model changes
FX impact
External rating downgrades
Other
31.3.13
Combined model and methodology changes


(CHF billion)
258
(6)
(2)
3
4
1
259
• Decrease in Non-core on business driven reductions and revised allocation of operational risk
• Net reductions on model changes in Legacy Portfolio
• Market risk diversification reductions in Core Functions more than offset by increases on allocation of LIBOR related operational risk, model changes and FX effects
Increase on transfer of market risk diversification, CHF 1 billion on model changes and CHF 1 billion on FX effects
Increase of FINMA Swiss residential mortgage multiplier
31.12.12
Non-core
Legacy Portfolio
Core Functions
Investment Bank
All other businesses[1]
31.3.13
Corporate Center

Risk-weighted assets


(CHF billion)
35% reduction
SNB StabFund[1]
Legacy Portfolio (until 4Q12)
Non-core (from 1Q13) and Legacy Portfolio
Investment Bank
WM / WMA / R&C / Global AM / Corporate Center – Core Functions
~400
~21
~80
~220
~79
~380
~20
~62
~212
~86
~350
~21
~59
~191
~79
~258
~38
~131
~89
~258
~103
~64
~91
259
95
69
95
<250
~85
<70
~95
<225
~55
<70
~100
<200
~25
<70
~105
30.9.11
31.12.11
31.3.12
31.12.12
31.12.12 Pro-forma post transfer
31.3.13
31.12.13 target
31.12.15 target
31.12.17 target

UBS

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation

1 RWA associated with UBS's option to purchase the SNB StabFund's equity (treated as a participation with full deduction from CET1 capital starting 2Q12)

First large global bank to achieve 10% Basel III fully-applied CET1 ratio


Low trigger loss-absorbing capital
High trigger loss-absorbing capital[1]
Common equity
Basel III
phase-in
~10.0%
~10.7%
~11.8%
~15.3%
1.4%
15.3%
0.2%
30.9.11
31.12.11
31.3.12
31.12.12
31.3.13
Basel III
fully applied
~6.2%
~6.7%
~7.5%
~9.8%
1.5%
10.1%
0.2%
~11.5%
~13.0%
2013
target
2014
target

(CHF billion)

	Basel III phase-in	Basel III fully applied
Low trigger loss-absorbing capital	3.8	3.8
High trigger loss-absorbing capital[1]	0.5	0.5
CET1 capital	40.2	26.2
RWA	262	259

Strong funding profile and liquidity position[2]: 107% Basel III LCR and 103% Basel III NSFR

Refer to slide 30 for details about adjusted numbers, IFRS 10, Basel III numbers and FX rates in this presentation

1 Debt issued as part of UBS's 2012 deferred compensation programs. We could build ~100 bps of high trigger loss-absorbing capital from these deferred compensation programs over the next 5 years; CHF 0.5 billion are eligible under Swiss SRB (systemically relevant banks). Under BIS rules the amount is amortized and CHF 0.4 billion are eligible on 31.3.13

2 As of 31.3.13. Refer to the 1Q13 report for details about the calculation of UBS's Basel III LCR and NSFR

UBS—Leading positions across all business divisions

An unrivaled franchise with compelling growth prospects

Wealth management businesses

- World's leading HNW and UHNW franchise
- Unrivaled scope, reach and client mix
- Uniquely positioned in the largest markets and in the most attractive growth markets
- Wealth generation growth rates ~2x GDP

Wealth Management

- "Best Private Bank Globally"[1]
- "Best Private Bank in Asia"[1]
- #1 Europe, APAC, Emerging Markets, Switzerland and UHNW segment by invested assets
- Over 4,000 advisors in 40+ countries

Wealth Management Americas

- #1 revenue per FA, #1 invested assets per FA
- ~ 7,000 advisors in 320+ branches
- High levels of FA satisfaction; low attrition

Retail & Corporate

- "Best bank in Switzerland"[2]
- The leading universal bank in Switzerland
- Strong momentum, winning back market share

Investment Bank

- Leading Equities franchise, top FX/Precious metals house with leading technology platform, strong advisory and solutions capabilities
- Cash equities: #1 globally[3]
- FX: #2 globally with the largest share gain, #1 Europe, #1 Americas[4]
- Well positioned with attractive opportunities in capital-light businesses

Global Asset Management

- Well diversified across investment capabilities, regions and distribution channels
- Strong alternatives platform; #2 real estate and fund of hedge funds globally[5]
- Benefits from wealth and pension growth

1 Euromoney 2013
2 Euromoney 2012
3 Leading private survey 2012
4 Greenwich Associates (March 2013), tied #2 globally, tied #1 Europe and tied #1 Americas
5 Pensions & Investments (October 2012) and InvestHedge (September 2012)

Appendix

Wealth Management Americas — Lending balances[1] (USD)



Net interest income
(USD million)
178
197
237[2]
215
218
218
206
195
230
217
(USD billion)
25.6
27.6
28.9
29.7
29.8
31.2
32.3
34.1
34.5
1.2
2.9
0.9
19.7
1.5
3.6
0.8
20.9
1.8
4.2
0.9
21.3
2.0
4.3
1.0
21.8
2.4
3.8
0.9
22.0
2.8
3.8
1.0
23.2
3.3
3.6
1.1
23.8
3.8
3.6
1.2
24.9
4.4
3.4
1.2
24.9
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
QoQ +1%
YoY +16%
Credit lines (HNW / UHNW clients)
Credit lines (other)
Mortgages
Margin loans
Other

→ Over 98% of WMA's loan portfolio is secured by securities (85%) and residential property (13%)

UBS

1 Historical periods have been restated to include loans provided through all legal entities serving clients for Wealth Management Americas
2 As reported; includes a USD 22 million upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio

Our balance sheet, funding and liquidity positions are strong

Our balance sheet structure has many characteristics of a AA-rated bank

Funding by product[1]



Due to banks
Short-term debt issued
Repurchase agreements
Cash collateral payables on derivative instruments
Securities lending
Prime brokerage payables
51%
27%
32%
52%
Deposits
17%
21%
Long-term debt issued
31.12.07
31.3.13

- **Strong and significantly reduced balance sheet**
  - Funded balance sheet down >50% from its peak in 2007
  - Swiss SRB Basel III leverage ratio 3.8%[2]
- **Strong funding profile**
  - Well diversified funding sources
  - High proportion of stable funding sources with deposits >50% and long-term debt >20%
  - Limited use of short-term wholesale funding
  - Successfully repurchased CHF 5 billion of senior unsecured notes in February
  - 103% Basel III NSFR[3]
- **Strong liquidity position**
  - 107% Basel III LCR[3]

1 As a percentage of total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables. CHF 1,527 billion on 31.12.07 and CHF 739 billion on 31.3.13
2 As of 31.3.13. Refer to the 1Q13 report for more information about UBS's Swiss SRB Basel III leverage ratio
3 As of 31.3.13. Refer to the 1Q13 report for details about the calculation of UBS's Basel III LCR and NSFR

Change in funded assets[1]



(CHF billion)
841
(15)
(0)
(2)
1
5
(0)
1
1
832
31.12.12
Non-core
Legacy Portfolio
Core Functions
Corporate Center
IB
WM
WMA
R&C
Gl AM
31.3.13

- FX movements added ~CHF 12 billion to funded assets, primarily from the USD appreciation against CHF
  - Largest effects on Corporate Center – Core Functions, the Investment Bank and Wealth Management Americas
- Positive replacement values reduced by CHF 37 billion to CHF 382 billion
  - CHF 30 billion decrease in Corporate Center – Non-core

1 Funded assets defined as total IFRS assets minus positive replacement values

Balance sheet

Total assets CHF 1,214 billion or CHF 832 billion excluding PRVs

31.3.13


(CHF billion)
263
70
193
334
4
330
234
51
184
344
291
52
38
17
22
to be exited
Investment Bank
Other business divisions
Corporate Center Core Functions
Corporate Center Non-core
Corporate Center Legacy Portfolio
Assets excluding PRVs
PRVs

UBS

Leverage ratios

Our leverage ratios will improve substantially as we reduce our balance sheet



Simple leverage ratio[1]
FINMA leverage ratio (until 4Q12)[2]
Swiss SRB[3] Basel III leverage ratio (from 1Q13)
Funded balance sheet[4]
(CHF trillion)
2.1
2.2
1.8
1.2
0.9
0.9
0.9
1.3
1.2
1.2
0.8
2.5%
2.0%
2.8%
2.5%
4.1%
3.9%
4.8%
4.5%
5.4%
5.2%
6.3%
5.7%
5.5%
3.8%
expected direction
based on our plans
Total exposure[5]
CHF 1,175 billion
4Q06
4Q07
4Q08
4Q09
4Q10
4Q11
1Q13

UBS

1 IFRS equity attributable to UBS shareholders / (total IFRS assets - positive replacement values)
2 Refer to UBS's 4Q12 report for more information on UBS's FINMA leverage ratio
3 Systemically relevant banks
4 Total IFRS assets minus positive replacement values
5 Total adjusted exposure for the calculation of the Swiss SRB leverage ratio, includes on-balance sheet assets and off-balance sheet items

Important information related to numbers shown in this presentation

Use of adjusted numbers

Throughout this presentation, unless otherwise indicated, "adjusted" figures exclude each of the following items, to the extent applicable, on a Group and business division level:

- Own credit loss on financial liabilities designated at fair value of CHF 181 million in 1Q13 for the Group (CHF 414 million loss in 4Q12, CHF 1,164 million loss in 1Q12)
- Net restructuring charges of CHF 246 million for the Group in 1Q13 (net charge of CHF 258 million in 4Q12, net charge of CHF 126 million in 1Q12)
- Gain on the disposal of the Canadian domestic business of CHF 34 million in Global Asset Management and gain on the sale of a proprietary business in the Investment Bank of CHF 55 million and an associated foreign currency translation loss of CHF 24 million in Corporate Center-Core Functions in 1Q13
- CHF 92 million net loss related to the buyback of debt in a public tender offer for the Group in 1Q13
- Credit to personnel expenses related to changes to UBS's Swiss pension plan (CHF 730 million restated for IAS19R for the Group in 1Q12)

IFRS 10

As a result of the adoption of IFRS 10, all comparative information for 2012, except where otherwise indicated, has been restated as if the new standard had always been applied. Comparative information prior to 2012 has not been adjusted.

Pro-forma Basel III RWA, Basel III capital ratios and Basel III liquidity ratios

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating these pro-forma numbers required regulatory approval and included estimates of the effect of these new capital charges. Estimates may have been refined with prospective effect during first quarter of 2013, as models and the associated systems were enhanced. Basel III capital numbers prior to 4Q12 do not include the effect of the implementation of IAS 19R or calculation refinements affecting 4Q12 figures. Refer to the "Capital Management" section in UBS's 1Q13 report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to "Note 20 Currency translation rates" in UBS's 1Q13 report for more information.